STATEMENT OF INVESTMENTS
Dreyfus Premier Emerging Markets Fund
August 31, 2007 (Unaudited)

Common Stocks--93.4%	Shares		Value ($)
Argentina--.2%			
Petrobras Energia Participaciones, ADR	335,120		**3,106,562**
Brazil--10.2%			
Aracruz Celulose, ADR	93,500		5,837,205
Banco Itau Holding Financeira, ADR	117,120		5,098,234
Banco Nossa Caixa	342,500		5,237,537
Braskem, ADR	86,700		1,582,275
Centrais Eletricas Brasileiras	374,862		4,851,537
Cia Brasileira de Distribuicao Grupo Pao de Acucar, ADR	388,450		12,480,899
Cia de Saneamento Basico do Estado de Sao Paulo	94,370		2,299,361
Cia Vale do Rio Doce, ADR	74,370		3,104,948
CPFL Energia	161,700		2,894,741
Empresa Brasileira de Aeronautica, ADR	149,220		6,738,775
Gol Linhas Aereas Inteligentes, ADR	59,900		1,313,607
Grendene	814,700		9,966,765
Petroleo Brasileiro, ADR	702,998		43,473,396
Tam, ADR	323,521		7,492,746
Tele Norte Leste Participacoes, ADR	828,740		18,306,867
Unibanco - Uniao de Bancos Brasileiros, GDR	111,970		12,493,613
Votorantim Celulose e Papel, ADR	256,910		6,006,556
			149,179,062
Chile--.4%			
Compania Cervecerias Unidas, ADR	146,880		**5,328,806**
China--4.0%			
Anhui Expressway, Cl. H	528,000		452,814
Bank of China, Cl. H	20,643,000		10,759,518
China Telecom, Cl. H	13,123,800		7,623,928
Huadian Power International, Cl. H	1,225,900		715,079
Huaneng Power International, Cl. H	5,717,600		6,609,425
Industrial & Commercial Bank of China, Cl. H	5,177,000		3,416,793
Sinotrans, Cl. H	14,371,500		7,924,185
TPV Technology	13,536,000		8,564,011
Weiqiao Textile, Cl. H	5,413,600		12,056,718
			58,122,471
Czech Republic--.8%			
Komercni Banka	54,140		**11,797,966**
Egypt--.3%			
El Ezz Steel Rebars	445,029		**3,828,926**
Hong Kong--5.4%			
Brilliance China Automotive Holdings	13,870,000	a	3,310,255
Chaoda Modern Agriculture	2,698,000		2,088,884
China Mobile	448,500		6,075,059
China Netcom Group	1,848,000		4,496,100
China Power International Development	18,548,400		9,286,923
CNOOC	20,807,100		25,551,202
Cosco Pacific	616,000		1,715,565
Denway Motors	25,503,300		12,097,244
Global Bio-Chem Technology Group	17,086,700		7,500,345
Texwinca Holdings	8,919,300		7,328,139
			79,449,716
Hungary--.4%			
Magyar Telekom Telecommunications	1,307,733		**6,563,330**
India--7.1%			
Andhra Bank	1,161,303		2,426,847
Bharat Petroleum	1,551,626		11,832,799
GAIL India	333,230		2,526,419
GAIL India, GDR	38,150	b	1,754,900

Hero Honda Motors	90,614		1,442,850
Hindalco Industries	2,297,890		8,919,671
Hindalco Industries, GDR	1,032,000	b	4,076,400
Hindustan Petroleum	1,815,783		10,463,455
India Cements	845,750		5,117,174
Jet Airways India	341,543		6,783,336
Mahanagar Telephone Nigam	2,463,540		8,537,061
Oil & Natural Gas	724,654		15,265,063
Reliance Energy	81,860		1,568,731
State Bank of India	248,500		9,766,681
State Bank of India, GDR	92,490	b	8,506,305
Tata Engineering and Locomotive	272,380		4,686,081
			103,673,773
Indonesia--.7%			
Gudang Garam	5,922,400		6,029,193
Indosat	6,326,600		4,858,125
			10,887,318
Israel--2.2%			
Bank Leumi Le-Israel	2,087,150		8,046,965
Check Point Software Technologies	45,576	a	1,069,213
Israel Discount Bank, Cl. A	3,492,118	a	7,070,608
Teva Pharmaceutical Industries, ADR	369,580		15,891,940
			32,078,726
Malaysia--4.2%			
AMMB Holdings	3,601,400		4,463,823
Gamuda	1,093,400		2,341,996
Malayan Banking	7,023,000		23,266,257
Proton Holdings	335,300		497,947
Resorts World	7,405,300		8,036,596
Sime Darby	4,553,100		12,223,087
Telekom Malaysia	2,228,300		6,204,748
Tenaga Nasional	1,456,700		4,139,416
			61,173,870
Mexico--4.6%			
Cemex (Units)	3,195,951	a	10,354,848
Cemex, ADR	143,660	a	4,638,782
Coca-Cola Femsa, ADR	210,170		8,532,902
Controladora Comercial Mexicana (Units)	4,078,800		11,351,672
Embotelladoras Arca	783,000		2,910,279
Gruma, Cl. B	1,289,200		4,616,432
Grupo Continental	4,494,850		9,575,735
Kimberly-Clark de Mexico, Cl. A	907,600		3,908,203
Telefonos de Mexico, ADR, Ser. L	337,980		11,944,213
			67,833,066
Philippines--.8%			
ABS-CBN Holdings	3,378,700		2,259,198
Bank of the Philippine Islands	4,680,281		6,112,267
Manila Electric, Cl. B	965,964		2,172,334
Union Bank of the Philippines	1,419,800		1,650,352
			12,194,151
Poland--1.1%			
Polski Koncern Naftowy Orlen	231,920		4,746,901
Telekomunikacja Polska	1,484,885		11,489,803
			16,236,704
Russia--5.5%			
Cherepovets MK Severstal, GDR	90,390	b	1,508,293
Gazprom, ADR	1,017,655		42,150,252
LUKOIL, ADR	387,735		28,692,390
MMC Norilsk Nickel, ADR	3,340		745,209
Surgutneftegaz, ADR	57,100		3,568,179
VTB Bank	404,400	a,b	3,781,140
			80,445,463

South Africa--7.0%

Aspen Pharmacare Holdings	1,713,300 [a]	8,433,602
Bidvest Group	246,096	4,849,690
Ellerine Holdings	963,740	10,110,178
JD Group	582,370	5,616,147
Nampak	3,974,821	11,332,823
Nedbank Group	1,154,500	21,742,680
Sanlam	3,190,661	9,511,782
Sappi	725,329	11,379,201
Sasol	286,260	11,425,595
Steinhoff International Holdings	2,549,787	8,196,380
		102,598,078

South Korea--18.3%

Cheil Industries	11,480	629,030
Hana Financial Group	239,148	11,328,324
Hanwha Chemical	182,474	4,795,345
Hynix Semiconductor	31,467 [a]	1,135,310
Hyundai Department Store	25,805	2,927,592
Hyundai Development	40,561	3,637,603
Hyundai Mobis	163,520	17,652,675
Hyundai Motor	201,760	14,968,709
Hyundai Steel	22,650	1,819,320
Kookmin Bank	269,242	21,866,887
Kookmin Bank, ADR	55,072	4,485,614
Korea Electric Power	331,655	14,874,902
Korea Exchange Bank	256,740	4,082,609
KT	52,080	2,474,847
KT, ADR	673,860	16,051,345
Kumho Tire	775,680	13,147,002
LG Electronics	129,556	9,960,340
Lotte Shopping	52,312	19,612,900
Nong Shim	18,546	4,744,299
POSCO	25,384	15,587,899
POSCO, ADR	18,760	2,876,096
S-Oil	59,946	4,840,489
Samsung Electronics	66,071	41,848,386
Samsung SDI	46,623	3,066,395
Shinhan Financial Group	150,827	9,264,837
SK Telecom	6,999	1,540,496
SK Telecom, ADR	609,360	16,678,183
		265,897,434

Taiwan--14.2%

China Motor	7,938,107	7,059,135
Chinatrust Financial Holding	15,259,456	11,453,183
Chunghwa Telecom, ADR	1,081,537	18,948,528
Compal Electronics	15,278,496	17,058,503
Compal Electronics, GDR	1,191,877 [b]	6,769,861
First Financial Holding	21,778,474	15,034,201
Fubon Financial Holding	4,992,000	4,313,207
Mega Financial Holding	9,637,000	6,007,197
Nan Ya Printed Circuit Board	515,000	3,344,618
Nien Hsing Textile	5,498,000	3,829,475
Nien Made Enterprises	147,093	180,123
Powerchip Semiconductor	11,132,601	5,494,987
Quanta Computer	12,884,994	21,065,233
Radiant Opto-Electronics	3,485,705	5,410,012
SinoPac Financial Holdings	36,567,103	17,322,249
Taiwan Cement	804,343	1,031,812
Taiwan Semiconductor Manufacturing	1,809,688	3,455,025
Taiwan Semiconductor Manufacturing, ADR	539,455	5,351,394
Tatung	14,562,000 [a]	6,829,372
United Microelectronics	51,766,433	28,990,801

United Microelectronics, ADR	2,744,832	9,057,946
Yageo	19,592,200	7,542,938
		205,549,800

Thailand--3.6%

Bangkok Bank	2,535,200	9,265,875
Charoen Pokphand Foods	51,354,200	7,396,483
Delta Electronics Thai	2,894,600	1,896,114
Italian-Thai Development	15,346,100 a	3,169,526
Kasikornbank	3,960,000	9,696,203
Krung Thai Bank	24,014,300	8,429,495
Siam Commercial Bank	298,000	720,519
Siam Makro	1,174,000	3,250,811
Thai Airways International	4,697,100	6,323,342
Thai Union Frozen Products	3,429,700	2,592,342
		52,740,710

Turkey--2.3%

Petrol Ofisi	406,715 a	1,796,446
Turk Sise ve Cam Fabrikalari	1,209,300	5,062,748
Turkcell Iletisim Hizmetleri	1,766,400	12,822,615
Turkiye Is Bankasi, Cl. C	2,957,950 a	14,428,469
		34,110,278

United Kingdom--.1%

JKX Oil & Gas	236,170	**1,833,990**
Total Common Stocks		
(cost $1,012,623,535)		**1,364,630,200**

Preferred Stocks--2.4%

Brazil

Braskem, Cl. A	1,013,400	9,349,852
Centrais Eletricas Brasileiras, Cl. B	451,275	5,566,750
Cia de Tecidos do Norte de Minas - Coteminas	1,244,988	7,678,843
Cia Energetica de Minas Gerais	271,532	5,231,884
Klabin	27,100	79,844
Telemig Celular Participacoes	244,675	7,233,731
Total Preferred Stocks		
(cost $18,931,762)		**35,140,904**

Other Investment--1.4%

Registered Investment Company;

Dreyfus Institutional Preferred Plus Money Market Fund

(cost $20,000,000)	20,000,000 c	**20,000,000**

Total Investments (cost $1,051,555,297)	97.2%	1,419,771,104
Cash and Receivables (Net)	2.8%	40,543,571
Net Assets	100.0%	1,460,314,675

ADR - American Depository Receipts

GDR - Global Depository Receipts

a   Non-income producing security.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these
securities amounted to $26,396,899 or 1.8% of net assets.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.